Exhibit 99.1

GreenPower Reports Fiscal Fourth Quarter 2021 Financial Results

VANCOUVER, BC, June 29, 2021 /PRNewswire/ -- GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its fiscal fourth quarter and year ended March 31, 2021.

Highlights of the fiscal fourth quarter:

  Recorded revenues of $4,378,131 an increase of 76% over the revenue of $2,486,669 for the fourth quarter in the previous fiscal year
  Cost of revenues were $3,210,100 generating a gross profit of $1,168,031 or 26.7% of revenues compared to a gross profit of 30.1% for the full fiscal year
  Delivered five EV250 thirty-foot all-electric buses for shuttle operations at LAX airport
  Sold 30 EV Stars to Zeem Solutions that were previously on lease with another customer
  Inventory was $12.5 million at March 31, 2021 compared to $6.6 million the previous year
  Increased production of B.E.A.S.T. all-electric school buses from five units per month to 10 units per month in response to positive feedback from demonstrations and anticipated future demand
  Cash expenses for the current quarter amounted to $2,035,699 compared to $1,909,522 for the previous quarter
  Working capital was $30,808,375 at the end of the quarter compared to $31,310,393 at the end of the previous quarter

"With the consistent run rate production for our EV Star and School Buses that was increased in Q4, we are building to meet the high demand for GreenPower products across multiple sectors including: transit, delivery, student transportation, fleet operators, municipal and final stage manufacturers," said Brendan Riley President of GreenPower. "GreenPower has the most compelling vehicles in the medium and heavy duty, commercial EV sector. We expect strong demand for the foreseeable future."

Fraser Atkinson, CEO of GreenPower added, "We are excited that as the economy reopens from the Covid-19 pandemic our efforts with production have positioned us for increased deliveries, which commence this summer and accelerate thereafter. I'm proud of our team in that we've been able to accomplish this with a modest increase in our quarterly cash expenses and modest decrease in working capital compared to the previous quarter. We believe that we are on track to achieving our goal of attaining positive quarterly cash flow by the middle of the current fiscal year."

Results for the three months ended March 31, 2021

For the three-month period ended March 31, 2021 the Company generated revenues of $4,378,131, cost of revenues of $3,210,100 yielding a gross profit of $1,168,031, related to the sale of 30 EV Stars that were previously on lease, the delivery of five EV 250s for which the Company provided lease financing and which were accounted for as finance leases, and from the sale of spare parts. Operating costs consist of administrative fees of $977,812 relating to salaries, project management, accounting, and administrative services; transportation costs of $41,558; insurance expense of $266,380; travel, accommodation, meals and entertainment costs of $38,308; product development costs of $296,164; interest and accretion of $175,450; professional fees of $210,448; as well as non-cash expenses including $1,278,194 of share-based compensation expense, allowance for credit losses of $338,818 and depreciation of $82,150. Excluding a foreign exchange loss of $69,256, the remaining operating costs for the period amounted to $135,963 in general corporate expenses and a write down of assets of $45,679, resulting in a consolidated net loss of $2,788,149.

Results for the year ended March 31, 2021

For the year ended March 31, 2021 the Company generated revenue of $11,884,578 compared to $13,500,403 for the previous year, a decrease of 12.0%. Cost of revenues of $8,304,438 yielding a gross profit of $3,580,140 or 30.1% of revenue. Revenue for the year was generated from the sale of 33 EV Stars, from the lease of 35 EV Stars, from the lease of 5 EV 250s, from lease income, and from the sale of chargers, and parts. Operating costs consist of administrative fees of $3,747,76; transportation costs of $161,017; insurance expense of $596,932; travel, accommodation, meals and entertainment costs of $217,023; product development costs of $939,949; sales and marketing costs of $234,445; interest and accretion of $1,598,588; professional fees of $486,425; as well as non-cash expenses including $2,098,761 share-based compensation expense, depreciation of $437,263, and an allowance for credit losses of $333,929. The remaining operating costs for the period amounted to $325,324 in general corporate expenses, a foreign exchange loss of $193,798 and a write down of assets of $45,679 resulting in a consolidated net loss of $7,836,754.

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2021 GreenPower Motor Company Inc. All rights reserved.

CONTACT: Fraser Atkinson, CEO and Chairman; (604) 220-8048; Brendan Riley, President, (510) 910-3377; Michael Sieffert, CFO, (604) 563-4144; Mike Cole, Investor Relations, (949) 444-1341; Allie Potter, Media Relations, (218) 766-8856